

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 21, 2016

Doron Turgeman
Chief Executive Officer
Internet Gold – Golden Lines Ltd.
2 Dov Friedman Street
Ramat Gan 5250301, Israel

    Re: Internet Gold – Golden Lines Ltd.
          Form 20-F for Fiscal Year Ended December 31, 2015
          Filed April 19, 2016
          File No. 000-30198

Dear Mr. Turgeman:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Terry French for

      Carlos Pacho
      Senior Assistant Chief Accountant
      AD Office 11 - Telecommunications